1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
SHAYNA GILMORE shayna.gilmore@dechert.com +1 202 261 3362 Direct +1 202 261 3091 Fax

September 23, 2020

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Goldman Sachs Trust (the “Registrant”) (File Nos. 033-17619 and 811-05349) Post-Effective Amendment No. 798 to the GST Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Catherine Fauver of Dechert LLP and me during a telephonic discussion on June 3, 2020 with respect to your review of Post-Effective Amendment No. 798 to Registrant’s registration statement, which was filed with the U.S. Securities and Exchange Commission on April 20, 2020. PEA No. 798 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of the Goldman Sachs Defensive Equity Fund, a new series of the Registrant (the “Fund”). We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.	Comment: Please provide the completed fee tables and expense examples for the Fund with the Comment Response Letter before filing the effective registration statement.

Response: The Fund’s completed fee tables and expense examples are attached hereto as Exhibit A.

2.

Comment: The “Summary—Principal Strategy” section of the prospectus states that the Fund “uses a variety of quantitative techniques, in combination with a qualitative overlay, when selecting investments.” Please explain what is meant by “qualitative overlay” in plain English.

September 23, 2020 Page 2

Response: The Fund has added the following to the “Investment Management Approach—Principal Investment Strategies” section of the prospectus to provide additional clarity on the “qualitative overlay”:

The Investment Adviser will generally use proprietary quantitative techniques in constructing the Fund’s options-based overlay strategy. From time to time the Investment Adviser may, in its discretion, also utilize a qualitative overlay. As part of the qualitative overlay, the Fund may make investment decisions that are different from those generated by the Investment Adviser’s proprietary models, at the discretion of the Investment Adviser for a number of reasons including, but not limited to, corporate actions (e.g., reorganizations, mergers and buyouts), industry events and/or trading liquidity. As a result of the qualitative overlay, the Fund’s investments may not correspond to those generated by the Investment Adviser’s proprietary models. In addition, the Investment Adviser may, in its discretion, make changes to its quantitative techniques, or use other quantitative techniques that are based on the Investment Adviser’s proprietary research.

3.

Comment: The “Summary—Principal Strategy” section of the prospectus states that the “put option spread is designed to provide the Fund with downside protection, but may allow for some participation in equity drawdowns that exceed a simple long put position.” Please explain what is meant by “equity drawdowns” in plain English.

Response: The Fund has added the following to the “Summary—Principal Strategy” section of the prospectus:

The put option spread is designed to provide the Fund with some downside protection, but this protection is limited to the extent of the difference between the strike price of a put option purchased and the strike price of a put option sold.

September 23, 2020 Page 3

4.	Comment: Please confirm to the Staff that the derivative instruments will be valued based on market value rather than notional value for purposes of the Fund’s 80% policy.

Response: The Registrant acknowledges that, for purposes of determining compliance with the 80% policy, the Staff has informally taken the position that derivatives should generally be valued based on their market value rather than their notional value. However, the Fund has determined not to count any of its derivatives investments towards its 80% policy, although it reserves the right to do so in the future. Accordingly, the Fund has removed the following disclosure from the “Summary—Principal Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of its Prospectus:

The Fund’s investments in derivatives investments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to the investments included in that policy.

5.

Comment: In light of the significant market events that have occurred as a result of the novel coronavirus (COVID-19) pandemic, please consider whether the Fund’s disclosure, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Fund believes that no additional disclosure is warranted, please explain supplementally why not.

September 23, 2020 Page 4

Response: The Registrant respectfully submits that no additional COVID-19-specific disclosure is warranted at this time. The Registrant notes that the following disclosure is included in the “Summary—Principal Risks of the Fund—Market Risk” section of the prospectus:

Events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.

In addition, the following disclosure is included in the “Risks of the Fund—Market Risks” section of the prospectus:

Furthermore, local, regional and global events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also adversely impact issuers, markets and economies, including in ways that cannot necessarily be foreseen. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. In addition, governmental and quasi-governmental organizations have taken a number of unprecedented actions designed to support the markets. Such conditions, events and actions may result in greater market risk.

Accordingly, no changes have been made in response to this comment.

6.	Comment: Please re-order the principal risks of the Fund in order of importance rather than alphabetically.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors. In an effort to clarify the presentation of the Fund’s principal risks, the Fund included the following disclosure at the beginning of the “Summary—Principal Risks of the Fund” section of its prospectus:

“The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.”

September 23, 2020 Page 5

7.

Comment: In light of the discussion of quantitative models in the “Management Risk” discussion in the “Summary—Principal Risks of the Fund” section of the prospectus, please consider including a separate discussion on “Models Risk”.

Response: The Registrant respectfully declines to incorporate this comment. The “Management Risk” discussion in each of the “Summary—Principal Risks of the Fund” and “Risks of the Fund” sections of the prospectus adequately and clearly describe the Investment Adviser’s use of quantitative models and the associated risks to the Fund. Accordingly, the Registrant respectfully submits that these discussions are sufficient to address the risks related to the use of quantitative models and that a separate Model Risk discussion would not be necessary.

8.

Comment: As mentioned in the “Risks of the Fund—Swaps Risk” section of the prospectus, the Fund’s transactions in swaps “can result in sizeable realized and unrealized capital gains and losses relative to the gains and losses from the Fund’s direct investments in securities and short sales.” Please confirm whether short sales are part of the Fund’s principal investment strategy. If so, please confirm that related expenses, such as a dividends paid on stocks sold short, are contemplated in the Fund’s “Other Expenses” in the “Fees and Expenses of the Fund” table or in a separate line item to the table.

Response: While the Swaps Risk tile references taking short positions for some derivatives instruments, the Registrant confirms that the Fund does not intend to engage in traditional short selling activities as part of its principal investment strategy.

9.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across all prospectuses for the Fund.

Response: The Registrant has incorporated this comment.

*                *                 *

September 23, 2020 Page 6

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further.

Sincerely,

/s/ Shayna Gilmore
Shayna Gilmore

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

September 23, 2020 Page 7

Exhibit A

Fees and Expenses of the Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.53%	0.53%	0.53%	0.53%	0.53%	0.53%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]	1.28%	1.53%	1.16%	1.28%	1.28%	1.15%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	1.28%	1.28%	1.16%	1.28%	1.28%	1.15%

Total Annual Fund Operating Expenses	2.06%	2.81%	1.69%	1.81%	2.31%	1.68%
Expense Limitation[3]	(1.12)%	(1.12)%	(1.12)%	(1.12)%	(1.12)%	(1.12)%

Total Annual Fund Operating Expenses After Expense Limitation	0.94%	1.69%	0.57%	0.69%	1.19%	0.56%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets. This arrangement will remain in effect through at least September 30, 2021, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Fees and Expenses of the Fund (Class P Shares)

Class P
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of your investment)
Management Fees	0.53%
Other Expenses[1]	1.15%

Total Annual Fund Operating Expenses	1.68%
Expense Limitation[2]	(1.12)%

Total Annual Fund Operating Expenses After Expense Limitation	0.56%

[1]	The “Other Expenses” for Class P Shares have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets. This arrangement will remain in effect through at least September 30, 2021, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

September 23, 2020 Page 8

Expense Example (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	1 Year	3 Years
Class A Shares	$641	$1,058

Class C Shares
– Assuming complete redemption at end of period	$272	$766
– Assuming no redemption	$172	$766

Institutional Shares	$59	$423

Investor Shares	$71	$461

Class R Shares	$122	$614

Class R6 Shares	$58	$420

Expense Example (Class P Shares)

	1 Year	3 Years
Class P Shares	$58	$420